Mail Stop 6010
Via Facsimile and U.S. Mail

February 25, 2008

Mr. Andrew A. Barnard
President and Chief Executive Officer
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902

>   **Re: Odyssey Re Holdings Corp.**
>   **Form 10-K for fiscal year ended December 31, 2006**
>   **File No. 1-16535**

Dear Mr. Barnard:

　　　We have completed our review of your Form 10-K and have no further comments at this time. Please contact Sonia Barros at (202) 551-3655 or Michael Reedich at (202) 551-3612 with any questions.

>   Sincerely,

>   Jeffrey P. Riedler
>   Assistant Director